

12061252

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APR 11 2012

Washington DC 403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/29/2010 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amundi Distributors USA, LLC F/K/A Amundi Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 Avenue of the Americas, 38th Floor
(No. and Street)

New York, (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Edward Deignan (212) 603-5083
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

3 Bermudiana Road (Address) Hamilton (City) Bermuda (State) HM11 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 4/13

OATH OR AFFIRMATION

I, Edward Deignan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Amundi Distributors, Inc., as of April 7, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


JERRY NOEL
Notary Public - State of New York
NO. 01NO6251101
Qualified in Kings County
My Commission Expires 11/28/15

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



AUDITED STATEMENT OF FINANCIAL CONDITION

Amundi Distributors, Inc.
December 31, 2011
With Report of Independent Registered
Public Accounting Firm

Ernst & Young Ltd.


ERNST & YOUNG

Audited Statement of Financial Condition

Amundi Distributors, Inc.
December 31, 2011
With Report of Independent Registered Public Accounting Firm

Amundi Distributors, Inc.

Audited Statement of Financial Condition

December 31, 2011

Contents



Ernst & Young Ltd.
3 Bermudiana Road
Hamilton HM 08, Bermuda
P.O. Box HM 463
Hamilton, HM BX, Bermuda

Direct: +1 441 295 7000
Direct fax: +1 441 295 5193
www.ey.com/bermuda

Report of Independent Registered Public Accounting Firm

The Board of Directors
Amundi Distributors, Inc.

We have audited the accompanying statement of financial condition of Amundi Distributors, Inc. (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Amundi Distributors, Inc. at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst + Young Ltd.

April 7, 2012

Amundi Distributors, Inc

Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2011

Assets	
Current assets	
Cash	$ 818,694
Accounts receivable – affiliates	960,290
Prepaid expenses	5,413
Total current assets	1,784,397
Total assets	$ 1,784,397
Liabilities and shareholder's equity	
Liabilities	
Current liabilities	
Payable to affiliates	$ 408,598
Accounts payable	329,077
Taxes payable	5,572
Total current labilities	743,247
Total liabilities	743,247
Shareholder's equity	
Common Stock, $0.01 par value, non-convertible, 1,000 shares authorized, 110 shares outstanding	1
Additional paid-in capital	1,999,999
Retained earnings (loss)	(958,850)
Total shareholder's equity	1,041,150
Total liabilities and shareholder's equity	$ 1,784,397

See accompanying notes which are an integral part of the Statement of Financial Condition.

Amundi Distributors, Inc.

Notes to Statement of Financial Condition
(Expressed in United States Dollars)

December 31, 2011

1. Organization

Amundi Distributors, Inc. (the Company) is a registered broker-dealer incorporated and formed in the state of Delaware on August 25, 2009. The Company was registered with the Securities and Exchange Commission (SEC) on November 29, 2010 and the Financial Industry Regulatory Authority (FINRA) on November 29, 2010 and commenced operations on November 29, 2010. As of November 1, 2011, the Company is a wholly owned subsidiary of European Partners in Emerging Markets, Inc. (EPEM), a registered Delaware based corporation. Previously, it was a wholly owned subsidiary of Amundi US Holdings, Inc. (Holdings), also a registered Delaware Corporation. Holdings merged with EPEM on November 1, 2011, with EPEM being the surviving entity. EPEM is a wholly owned subsidiary of Amundi S.A., a corporation based in Paris, France.

Nature of Business

The Company provides its clients and counterparties with services in connection with securities transactions. It engages in the private placements of investment funds sponsored by various affiliated entities primarily to US and foreign institutional investors. The Company will provide these services to primarily institutional clients who are Accredited Investors within the meaning of Regulation D under the Securities Act of 1933, as amended (the Securities Act) or Qualified Institutional Buyers as defined in Rule 144A under the Securities Act, and who may also be Qualified Purchasers within the meaning of Section 3(c)(7) of the Investment Company Act of 1940, as amended. It markets funds managed by related parties and does not act as a market maker nor hold customer accounts. It receives a portion of the the fees received from the related parties through a transfer pricing agreement.

2. Significant Accounting Policies

The accompanying Statement of Financial Condition of the Company as of December 31, 2011, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board (FASB).

The following paragraphs describe the significant accounting policies of the Company.

Use of Estimates

The preparation of the Statement of Financial Condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. Actual results could differ from these estimates and assumptions.

Currency Translation

Assets and liabilities denominated in foreign currencies are translated at exchange rates at the Statement of Financial Condition date.

Income and expenses denominated in foreign currency incurred throughout the period are translated at the time the income or expense is recorded. Any foreign currency gain or loss incurred due to a change in currency valuations are recorded based on the current exchange rates.

Fair Value Option for Financial Assets and Financial Liabilities

ASC 825, Financial Instruments, permits entities to choose to measure many financial instruments and certain other items at fair value. The company does not hold any financial instruments subject to fair value measurements.

Revenues

Revenues derived from fees received by related parties are recorded when services are rendered and in accordance with the applicable transfer pricing agreements in effect between the related parties.

2. Significant Accounting Policies (continued)

Expenses

Expenses are accounted for on an accrual basis.

Taxation

The Company will be included in the consolidated federal and state tax returns filed by Holdings, the Parent, through October 31, 2011. On November 1, 2011, Holdings merged with EPEM. As of November 1, 2011, the Company is responsible for filing its own short year corporate tax return for the period ended December 31, 2011.

Federal Income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the Statement of Financial Condition, utilizing currently enacted tax laws and rates. The Company uses the asset and liability method to provide for deferred taxes. The asset and liability method requires that income taxes reflect the expected future tax effect of temporary differences between the carrying amount of assets or liabilities and their tax bases. Future deferred tax assets and liabilities are determined for each temporary difference and for unused losses for tax purposes, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled. A valuation allowance is established, if necessary, to reduce the future deferred tax asset to an amount that is more-likely-than-not to be realized.

ASC 740, Income Taxes (ASC 740), requires that an entity recognize in the Statement of Financial Condition the impact of a tax position, if that position is more-likely-than-not to be sustained on examination by the taxing authorities, based on the technical merits of the position. Tax benefits resulting from such a position should be measured as the amount that has a greater than fifty percent likelihood on a cumulative basis to be sustained on examination. ASC 740 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash represents funds deposited with financial institutions that can be withdrawn without restriction. All cash is on deposit with major money center banks.

3. Related Party Transactions

The Company is part of a Transfer Pricing Agreement which outlines how the Company and related parties are to apportion revenues received. The Company currently receives a percentage of gross management fees received from related parties for investments that they service and/or maintain client relationships with.

In the normal course of business, the Company engages in various transactions with affiliated companies. Theses transactions include, but are not limited to, administrative services, employee benefits and payroll administration, office expenses, work space rental, IT, telephone service, and services related to financial products activities. The Company and its affiliates purchase goods and services from unaffiliated entities under contracts where each company in the affiliated group pays their pro-rata share of the external invoice.

The Company entered into an Expense Sharing Agreement with Amundi Investment Advisors USA, Inc. (IA USA) who are affiliated under a common parent, EPEM, on November 29, 2010. Under the terms of the Expense Sharing Agreement, IA USA will procure the use of office space at 1301 Avenue of the Americas, 38th Floor, New York, NY 10019 and make available its personnel and resources. The Company shall pay to IA USA the sum of 20% of all actual expenses borne by IA USA that are not directly assignable or excludable to the Company or IA USA. This remained in effect until July 1, 2011, at which time it was determined that only expenses directly allocated to or paid on behalf of the Company shall be reimbursed. After July 1, 2011, related general office expenses and other services shall be paid by the Company as agreed by mutual written consent at the end of each quarter.

(Expressed in United States Dollars)

3. Related Party Transactions (continued)

The Expense Sharing Agreement continues to be in force unless and until terminated by either one or both parties upon not less than 30 days written notice, or shorter if both parties agree to accept.

The Company also entered into a General Services Agreement with Credit Agricole America Services, Inc, (CAASI) a New York Corporation and an affiliate for payroll and human resources administration services. This general services agreement continues to be in force unless and until terminated by either one or both parties upon not less than 30 days written notice, or shorter, if both parties agree to accept. CAASI also pays some benefit expenses on behalf of the Company and its employees, to be reimbursed annually, in arrears.

The Company monitors and maintains records of shared expenses in line with SEC Rule 17a-3(a)(1) and 17a-3(a)(2).

The following amounts related to transactions with affiliates are included in the accompanying Statement of Financial Condition:

Assets	
Amundi – Luxembourg	$ 309,917
Amundi – Paris	328,644
Amundi – IA USA	299,544
Amundi – London	22,185
Receivable from affiliates	$ 960,290
Liabilities	
Amundi – IA USA	$ 389,519
CAASI	19,079
Payable to affiliates	$ 408,598

(Expressed in United States Dollars)

4. Income Taxes

The Company is liable for the federal tax, the New York State tax and New York City tax. Prior to November 1, 2011, the Company was part of a consolidated group for purposes of filing its U.S federal income tax, as well as its New York State (NYS) and New York City (NYC) tax returns filed by Holdings. On November 1, 2011, Holdings merged with EPEM, with EPEM being the surviving entity. As of November 1, 2011, the Company plans on filing short year tax returns for the period November 1, 2011 through December 31, 2011, on a standalone basis.

Under ASC 740, temporary differences between recorded amounts and the tax bases of assets and liabilities are accounted for at future income tax rates. Under certain circumstances, estimates are used in determination of temporary differences, but the Company has concluded that there were no tax uncertainties in this period.

The Company's current tax benefit was determined to be $332,074 and a deferred tax asset was calculated as $332,074, of which the Company recorded a full allowance against the deferred tax asset as the Company cannot project with certainty that any tax benefit arising from current period losses will be able to be used in following years. The subsequent conversion to an LLC (see Note 7) and the joining of the tax group of EPEM was considered but has not changed management assertions regarding the likelihood of realizing any tax benefit with certainty. As such, the Company has accrued no income tax benefit nor deferred tax asset for the period.

5. Common Stock

The Company has authorized 1,000 shares of voting, non-convertible common stock at a par value of $0.01 per share. 890 shares remain subscribed but not issued at a total par value of $9. 100% of issued shares are held by EPEM.

(Expressed in United States Dollars)

6. Net Capital Requirements

As a registered broker-dealer and member firm of FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1. The Company has elected to use the basic calculation method, permitted by the Uniform Net Capital rule 15c3-1, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness, as defined. For a portion of the year, until November 30, 2011, the Company was required to maintain minimum net capital of the greater of $5,000 or 12.5% of aggregate indebtedness as required of firms by the Uniform Net Capital Rule 15c3-1 in their first year of operations.

As of December 31, 2011, the Company's net capital under the Uniform Net Capital rule 15c3-1 was $75,447 The amount in excess of the minimum amount required by the Uniform Net Capital Rule 15c3-1 was $25,897.

7. Subsequent Events

On March 22, 2012, the Company received a letter from FINRA stating they were issuing a revised examination report based on their recent Sales Practice and Financial/Operational examination conducted in November, 2011. The initial examination report dated January 18, 2012 cited an exception relating to SEC Rule 15c3-1(c)(2)(iv)(C)/05 – (Investment Company Management Fees Receivable) and addressed the Company's calculation of allowable receivables from affiliates. The revised examination report vacated and replaced the previous exception note with an exception relating to SEC Rule 15c3-1(c)(2)(iv)(H) – (Definitions; Net Capital; Assets Not readily Convertible Into Cash) which also addressed allowable receivables from affiliates. Applying the methodology as outlined in the revised report, the Company had insufficient net capital at January 31, 2012. The Company notified FINRA and the SEC within 24 hours of the calculated deficiency, and refiled its FOCUS reports part II for the periods December 31, 2011 and January 31, 2012.

On April 1, 2012, the Company converted to a Limited Liability Company, and was renamed Amundi Distributors USA, LLC. The activity of the Company is considered a disregarded entity for tax purposes as of April 1, 2012 and its activity will be reported on the federal, state and local tax returns of EPEM. The Company is responsible for filing a short year tax return for the period January 1, 2012 through March 31, 2012. The Company reconsidered the valuation of any impaired tax assets and determined that no tax asset could be realized as a result of the conversion.

7. Subsequent Events (continued)

On April 1, 2012, IA USA merged with Amundi Alternative Investments, LLC, with Amundi Alternative Investments, LLC remaining as the surviving entity. The company was renamed Amundi Investments USA, LLC. All agreements with IA USA were transferred to Amundi Investments USA, LLC.

On April 7, 2012, the Company re-filed its FOCUS report, Form X-17A-5, Part II for December 31, 2011 and sent a reconciliation detailing the changes to FINRA.

Management has assessed subsequent events through April 7, 2012, the date which the Statement of Financial Condition was available for issue.

Ernst & Young

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About Ernst & Young

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For more information, please visit www.ey.com.

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